SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: May 7, 2020

List of materials

Documents attached hereto:

i) Press release: Notice of Accrual of Right to Exercise 130% Call Option for Callable Unsecured Convertible Bonds with Stock Acquisition Rights (6th Series)

May 7, 2020
Sony Corporation

Notice of Accrual of Right to Exercise 130% Call Option for Callable Unsecured Convertible Bonds with Stock Acquisition Rights (6th Series)

Regarding the 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause) (the “Convertible Bonds”) which Sony Corporation (“Sony”) issued on July 21, 2015, the requirements for the 130% call option of the Convertible Bonds (provided in the terms and conditions of the Convertible Bonds as established in Section II, Item 10 of “Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights” filed with the U.S. Securities and Exchange Commission on June 30, 2015) were met on May 7, 2020. By virtue of this qualification, Sony has the right to exercise early redemption on or after July 21, 2020, at 100 percent of the 100 yen par value of each bond.

This right accrues to Sony when each of the closing prices of shares of Sony's common stock on the Tokyo Stock Exchange, Inc. on 20 consecutive trading days are 130% or more of the conversion price of the Convertible Bonds applicable on those trading days. If Sony elects to exercise the right based on the aforementioned requirements, it will issue a public notice of the redemption procedure to bondholders within 15 days of when the right accrues to Sony, and within 30 to 60 days prior to the date upon which the Convertible Bonds are to be redeemed.

 Even if Sony does not exercise the right within 15 days of when the right accrues, Sony may continue to reserve the right as long as the relevant requirements are met. The right expires if the closing price of Sony’s common stock is less than 130% of the conversion price of the Convertible Bonds applicable on the relevant trading days and Sony does not issue a public notice within 15 days from the last of 20 consecutive trading days when the requirements are met. However, the right accrues to Sony again when each of the closing prices of the shares of Sony’s common stock on 20 consecutive trading days are 130% or more of the conversion price of the Convertible Bonds applicable on those trading days.

Currently, Sony has not decided whether or not to exercise the right. If Sony makes the decision to exercise the right, an announcement will be made.

End of Document